Exhibit 99.1

PINTEC Announces Appointment of Independent Director

BEIJING, August 20, 2019 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced the appointment of Mr. Yong Chen to the Company’s board of directors as an independent director, effective August 16, 2019. Mr. Chen will also serve on the compensation committee of the Company’s board of directors.

Mr. Yong is a founder of Kunteng (Hainan) Equity Investment Fund Management Co., Limited., a venture capital firm established in 2017. Prior to this role, Mr. Chen served as vice president and chief operating officer of Tianya Online Network Technology Co., Ltd., one of the leading internet forums for blogging and bulletin board system in China. Mr. Chen also served on the board and chaired the compensation committee of Sungy Mobile Limited, a company previously listed on Nasdaq (Nasdaq: GOMO). Mr. Chen also served as the general manager of the Guangzhou office of Great Wall Broadband Network Service Co., Ltd. Mr. Chen is a seasoned mobile internet professional with extensive leadership and investment experience with leading Chinese TMT companies and received a bachelor’s degree in computer science and communications from Zhejiang University in China.

Mr. Wei Wei, chief executive officer and director of PINTEC, commented: “We are delighted to welcome Mr. Yong Chen to our board. Mr. Chen brings extensive industry knowledge and experience, and we are confident that his expertise will be a great asset to the Company.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans and business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact
Joyce Tang
Pintec Technology Holdings Ltd.
Phone: +1-646-308-1622
E-mail: ir@pintec.com

Jack Wang
ICR Inc.
Phone: +1-646-308-1622
E-mail: pintec@icrinc.com